As filed with the Securities and Exchange Commission on February 1, 2002

P.E. 2/11/02
333-13610

RECD S.E.C.
FEB 1 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

02012837

For the month of February, 2002

CALLAHAN NORDRHEIN-WESTFALEN GMBH

Gustav-Heinemann-Ufer 54,
50968 Köln, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No..X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A..

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL

Callahan Nordrhein-Westfalen GmbH
and Subsidiaries

Consolidated Unaudited
Financial Statements

Index to the consolidated unaudited financial statements

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Statement of Operations
(All amounts in thousands of euro unless otherwise stated)

	January 1 to March 31, 2001
Net revenue	87,434
Own capitalized costs	10,491
Other operating income	4,729
	102,654
Services purchased	(16,616)
Personnel costs	(10,459)
Depreciation and amortization	(76,969)
Other operating expenses	(61,270)
Financial income (expense), net	(68,985)
Loss before taxes	(131,645)
Taxes	0
Net loss	(131,645)
Minority interest	3
Net loss of the Group	(131,642)

Net equity, beginning of period	1,434,695
Net loss of the period	(131,642)
Change in minority interest	(3)
Net equity, end of period	1,303,050

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Balance Sheet
(All amounts in thousands of euro unless otherwise stated)

	As of March 31, 2001
ASSETS	
Noncurrent assets	
Intangible assets, net	2,850,018
Tangible assets, net	1,059,315
Total noncurrent assets	3,909,333
Current assets	
Inventories	844
Trade accounts receivable, net	45,622
Other assets	9,764
Cash	158,125
Total current assets	214,355
Prepaid expenses	172,104
Total assets	4,295,792
NET EQUITY AND LIABILITIES	
Subscribed capital	2,500
Capital surplus	1,764,821
Retained losses	(332,625)
Net loss of the period	(131,642)
Net equity of the Group	1,303,054
Minority interest	(4)
Net equity	1,303,050
Accruals	
Pensions and similar obligations	3,732
Other accruals	29,392
Total accruals	33,124
Liabilities	
Loans and other borrowings	2,117,487
Trade accounts payable	434,588
Accounts due to other affiliated companies	271,948
Other liabilities	51,898
Total liabilities	2,875,921
Deferred income	83,697
Total net equity and liabilities	4,295,792

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Statement of Cash Flows
(All amounts in thousands of euro unless otherwise stated)

	January 1 to March 31, 2001
Net loss	(131,645)
Depreciation and amortization	76,969
Interest on capital lease	7,685
Amortization of discount on Senior Discount Notes	7,114
Interest accrued	49,936
Foreign currency transaction losses on long-term debt	35,125
Change in pension accruals	45
(Decrease)/Increase in other accruals	(6,607)
(Increase)/Decrease in trade accounts receivables	(14,060)
(Decrease)/Increase in trade accounts payable	(1,804)
Increase/(Decrease) in deferred income	25,149
Other changes	(59,532)
Net cash provided by operating activities	(11,625)
Purchase of noncurrent assets	(19,144)
Net cash used in investing activities	(19,144)
Inflows from borrowing	47,204
Outflows from payments for capital lease	(9,161)
Net cash used in/provided by financing activities	38,043
Net increase (decrease) in cash and cash equivalents	7,274
Cash and cash equivalents, at beginning of period	150,851
Cash and cash equivalents, at end of period	158,125
Liquid assets in balance sheets and cash equivalents	
Cash at end of period	158,125
Cash equivalents at end of period	-
	158,125
Supplemental disclosures	
Interest paid	47,204

(All amounts in thousands of euro unless otherwise stated)

(1) Reconciliation of net equity and net loss from German GAAP to U.S. GAAP

The following is a reconciliation of net equity and net loss from German GAAP to U.S. GAAP as of March 31, 2001:

	January 1 to March 31, 2001
Net loss in accordance with German GAAP	**(131,645)**
Additions (deductions) for U.S. GAAP purposes:	
Minority interest in loss	3
Amortization of deferred financing charges	(2,986)
Amortization of customer relationships	(2,186)
Deferred tax effect on U.S. GAAP adjustments	2,069
Deferred tax benefit on tax loss for the current period	47,552
Net loss in accordance with U.S. GAAP	**(87,193)**

	March 31, 2001
Net equity in accordance with German GAAP	**1,303,050**
Additions (deductions) for U.S. GAAP purposes:	
Minority interest	4
Capitalization of deferred charges	99,307
Amortization of deferred charges prior periods	(6,081)
Amortization of deferred charges current period	(2,986)
Amortization of customer relationships prior periods	(1,613)
Amortization of customer relationships current period	(2,186)
Amortization of deferred discount and interest on Senior Discount Note prior periods	(3,833)
Deferred tax effect on U.S. GAAP adjustments prior periods	(35,112)
Deferred tax effect on U.S. GAAP adjustments current period	2,069
Deferred tax benefit on loss carry-forwards	170,448
Net equity in accordance with U.S. GAAP	**1,523,067**

	March 31, 2001
Net equity, beginning of period	**1,610,260**
Net loss in accordance with U.S. GAAP	(87,193)
Net equity, end of period	**1,523,067**

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Statement of Operations

(all amounts in thousands of euro unless otherwise stated)

	April 1 to June 30, 2001
Net revenue and other operating income	92,716
Own capitalized costs	8,177
	100,894
Services purchased	(14,862)
Personnel costs	(12,540)
Depreciation and amortization	(78,317)
Other operating expenses	(75,683)
Financial income (expense), net	(88,000)
Income (loss) before taxes	(168,509)
Taxes	-
Net income (loss)	(168,509)
Net equity, beginning of period	1,303,050
Net loss of the period	(168,509)
Other changes in equity	(0)
Net equity, end of period	1,134,541

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Balance Sheet
(all amounts in thousands of euro unless otherwise stated)

	As of 30 June 2002
ASSETS	
Noncurrent assets	
Intangible assets, net of accumulated amortization	2,800,046
Plant and equipment, net of accumulated depreciation	1,076,178
Total noncurrent assets	3,876,223
Current assets	
Inventories	4,230
Trade accounts receivable, net	38,843
Other assets	14,556
Cash and cash equivalents	321,754
Total current assets	379,383
Prepaid expenses	165,520
Total assets	4,421,127
NET EQUITY AND LIABILITIES	
Net equity	1,134,541
Accruals	
Pensions and similar obligations	3,750
Other accruals	24,013
Total accruals	27,763
Liabilities	
Loans and other borrowings	2,428,879
Trade accounts payable	449,821
Payables to affiliated companies	271,971
Other liabilities	39,214
Total liabilities	3,189,884
Deferred income	68,940
Total net equity and liabilities	4,421,127

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Cash Flow Statement

(all amounts in thousands of euro unless otherwise stated)

	April 1 to June 30, 2001
Net loss	(168,509)
Depreciation and amortization	78,317
Interest on capital lease	7,657
Amortization of discount on Senior Discount Notes	6,975
Interest accrued	24,320
Foreign Currency translation losses on long-term debt	33,765
Change in pension accruals	(18)
Increase (Decrease) in other accruals	(5,342)
(Increase)/Decrease in trade accounts receivable	6,780
(Decrease)/Increase in trade accounts payable	15,233
Increase/(Decrease) in deferred income	(8,173)
(Increase)/Decrease in inventory	(3,386)
Other changes	(6,238)
Net cash provided (used) by operating activities	(18,620)
Purchase of noncurrent assets	(45,515)
Net cash used in investing activities	(45,515)
Inflows from bond issues and borrowing	236,924
Outflows from payment for capital lease	(9,161)
Net cash from financing activities	227,764
Net increase (decrease) in cash and cash equivalents	163,629
Cash and cash equivalents, at beginning of period	158,125
Cash and cash equivalents, at end of period	321,754
Liquid assets in balance sheets and cash equivalents	
Cash at end of period	321,754
Cash equivalents at end of period	-
Total Cash and cash equivalents at end of period	321,754

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Management Commentary

During the second quarter the business continued to achieve consistent revenue generation from the basic cable business. In accordance with the business plan, we have incurred additional expenses related to the expansion of the business in preparation for the launch of new products and services later this year. The resulting EBITDA performance, although lower than the first quarter, continues on plan and consistent with our expectations.

Leading up to our service launch, the employment base continued to increase. We now have a total permanent staff of approximately 1,250, nearly double the number in place at the time we acquired the business one year ago. Most recently this growth has been concentrated in the areas of direct sales and new product installers. Approximately 100 sales agents and 200 installers have now been recruited. The training center, which opened in April, is now being fully utilized to train new staff and assess potential candidates.

The Network Operations Center (NOC) in Kerpen is now open and on schedule to achieve operational readiness status in accordance with our launch plans.

The network upgrade process, involving our own staff working in cooperation with the Nortel consortium, is fully functional. Engineering and design work is now in progress for approximately 840,000 homes, of which, construction is underway on over 600,000 homes. In addition, civil works and construction are now complete on 6 fiber rings in our designated launch area.

With respect to progress in the area of level 4 acquisitions and cooperation, we are in the final stages of negotiations with two of the largest Housing Associations in the region, which together reach approximately 65,000 subscribers. Additionally, 32 contract offers have been extended to other Housing Associations covering 131,000 subscribers. We have also negotiated access contracts with approximately 93,000 subscribers.

IT systems development and implementation remains on schedule. Also in preparation for launch readiness, we have migrated over 500,000 customers from SMARDIS into the billing system, Cablemaster. This major conversion was achieved with minimal customer impact.

In the second quarter we also completed an offering of €300 Million of Senior Notes which refinance our Senior Interest Credit Facility and provides capital for our Level 4 acquisition program.

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Overview of Key Results

	Quarter Ending				Six Months Ending			
	31-Mar-01	30-Jun-01	Diff B/(W)	Diff %	30-Jun-00	30-Jun-01	Diff B/(W)	Diff %
Revenue and other operating income	92,163	92,716	553	0.6%	173,015	184,879	11,864	6.9%
Own capitalized costs	10,491	8,177	(2,314)	-22.1%	3,018	18,668	15,650	518.6%
Total	102,654	100,894	(1,760)	-1.7%	176,033	203,548	27,515	15.6%
Services purchased	(16,616)	(14,862)	1,754	-10.6%	(40,810)	(31,478)	9,332	-22.9%
Personnel costs	(10,459)	(12,540)	(2,081)	19.9%	(19,001)	(22,999)	(3,998)	21.0%
Other operating expenses (1)	(26,145)	(31,865)	(5,720)	21.9%	(29,761)	(58,010)	(28,249)	94.9%
Total	(53,220)	(59,268)	(6,048)	11.4%	(89,572)	(112,488)	(22,916)	25.6%
EBITDA	**49,434**	**41,626**	**(7,808)**	**-15.8%**	**86,461**	**91,060**	**4,599**	**5.3%**
Depreciation and amortization	(76,969)	(78,317)	(1,348)	1.8%	(51,306)	(155,286)	(103,980)	202.7%
EBIT	**(27,535)**	**(36,691)**	**(9,156)**	**-33.3%**	**35,155**	**(64,226)**	**(99,381)**	**-282.7%**
Financial income (expense), net	(104,110)	(131,818)	(27,708)	26.6%	3,314	(235,928)	(239,242)	7219.1%
Profit (loss) before taxes	**(131,645)**	**(168,509)**	**(36,864)**	**-28.0%**	**38,469**	**(300,154)**	**(338,623)**	**-880.2%**
Taxes	-	-	-	0.0%	(6,555)	-	6,555	-100.0%
Net profit (loss)	**(131,645)**	**(168,509)**	**(36,864)**	**-28.0%**	**31,914**	**(300,154)**	**(332,068)**	**-1040.5%**
Minority interest	3	-	(3)	-100.0%	-	3	3	0.0%
Net profit (loss) of the Group	**(131,642)**	**(168,509)**	**(36,867)**	**-28.0%**	**31,914**	**(300,151)**	**(332,065)**	**-1040.5%**

(1) Excludes non-operating financial costs and foreign currency exchange losses on U.S. Dollar denominated liabilities in the amount of (€35.1) for the period ending 31 March 2001 and (€43.8) for the period ending 30 June 2001. These expenses are reflected under the caption "Financial Income (Expense), net".

The financial information for the quarters ending 31 March 2001 and 30 June 2001 included in the table above and the discussion set forth below, are derived from the unaudited consolidated financial statements of Callahan Nordrhein-Westfalen GmbH and Subsidiaries for the period then ended.

Net Revenue

Net revenue for the period consisted of cable television revenue, program and other revenue and other operating income. From 2000 to 2001 and from the quarter ending 31 March 2001 to the quarter ending 30 June 2001, *net revenue* increased due to a combination of factors, including:

- an increase in cable television revenue as a result of an increase in the number of subscribers,
- additional program and other revenue resulting from an increase in fees for content distribution, and
- an increase in revenues earned by MSG Media Services, which resulted from growth in the number of subscribers who subscribed to such services.

Own Capitalized Costs

Own capitalized costs include personnel, material and overhead costs capitalized during construction. The 518.6% increase from 2000 to 2001, is due to the significant work performed in connection with the planning and upgrade of the cable network. The 22.1% decrease from the quarter ending 31 March 2001 to the quarter ending 30 June 2001 is the result of a temporary redeployment of some internal resources from construction to maintenance activities.

Services Purchased

Services purchased include network infrastructure costs, expenses related to billing and accounts receivable management services, and costs of other services purchased. During the period ending 30 June 2000, Deutsche Telekom provided certain services to Kabel Deutschland under network infrastructure service agreements. These services were short term, cancelable purchased services, the costs of which were accounted for under costs of services purchased. In connection with the change of ownership, Callahan Nordrhein-Westfalen entered into new network infrastructure agreements with Deutsche Telekom. The new agreement governing the co-utilization of cable ducts requires the related expense to be treated as a capital lease; therefore, for the period ending 30 June 2001, the costs of such co-utilization were capitalized and no longer accounted for under costs of services purchased. This resulted in a decrease in network infrastructure service costs from 2000 to 2001. This reduction in cost was partially offset by increases in external costs incurred for marketing, brand development, IT development and L4 sales activity in preparation for the launch of new products and services.

From the quarter ending 31 March 2001 to the quarter ending 30 June 2001, the cost of services purchased decreased as portions of the activities associated with marketing, IT development and L4 sales activity were performed by internal resources rather than being purchased externally. The resulting increase in internal costs for performing these activities is reflected in *"Other operating expenses."*

Personnel Costs

Personnel costs include all expenses associated with salaries and other employee benefits, including retirement benefits, as well as social security and pension costs. From 2000 to 2001, and from the quarter ending 31 March 2001 to the quarter ending 30 June 2001, personnel costs increased as a result of overall employment growth associated with the expansion of the business primarily in the areas of customer care, sales and operations.

Other Operating Expenses

Other operating expenses include sales and marketing expenses, costs relating to digital network services, copyright license fees and miscellaneous other operating expenses. Sales and marketing expenses include customer acquisition fees, costs related to the provision of customer services and other related expenses from arrangements with Deutsche Telekom or its subsidiaries. The costs of digital network services represent our pro rata portion of 85% of MSG Media Services' costs of providing digital transmission services which are allocated to the Entity based upon the number of homes passed in Nordrhein-Westfalen, as compared to the number of homes passed in the other regions. Copyright license fees consist of fees paid for the transmission over our network of copyrighted content. Miscellaneous other operating expenses include, among other things, rental and leasing expenses, postal charges, consulting, travel and other expenses.

From 2000 to 2001 and from the quarter ending 31 March 2001 to the quarter ending 30 June 2001, *other operating expenses* increased by 94.9% and 21.9%, respectively, as a result of a combination of factors, including:

- The increased use of contracted personnel to support the network upgrade and the implementation of the long-term business strategy. The increase was disproportionately affected by the need to hire staff at the management level to fill positions left vacant by personnel who remained with Kabel Deutschland following the change of ownership. Because these new employees are either on contract to the Kabel NRW Operating Co. or seconded from Callahan Associates, the costs are recorded as other operating expenses rather than as personnel costs.

- An increase in MSG Media Services' costs resulting from the increase in the number of subscribers to MSG Media Services' digital services. This increase in cost is in line with a corresponding increase in net revenue.
- Increases in internal costs incurred for marketing, brand development, IT system development and L4 sales activity that are all related to the growth of the business in preparation for the launch of new products and services.

Depreciation and Amortization

Depreciation and amortization expenses increased 202.7% from 2000 to 2001 due to the allocation, to goodwill and customer relationships, of the excess of the acquisition purchase price over the carrying value of acquired net assets, and to the increase in capital expenditures to upgrade our network.

Financial Income (Expense), Net

Financial income (expense), net increased from €3.3 million in 2000 to €(235.9) million in 2001. This increase in financial expense is related to the significant indebtedness incurred to finance the acquisition. Financial expense increased 26.6%, from the quarter ending 31 March 2001 to the quarter ending 30 June 2001, as a result of the costs and interest payments related to the completion, in June, of an offering for €300 million of Senior Notes.

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Summary of Material Balance Sheet Changes

	Period Ending	
	31-Dec-00	30-Jun-01
ASSETS		
Noncurrent assets		
Intangible assets, net of accumulated amortization	2,898,228	2,800,046
Plant and equipment, net of accumulated depreciation	1,068,930	1,076,178
Total noncurrent assets	3,967,158	3,876,223
Current assets		
Inventories	-	4,230
Trade accounts receivable, net	31,562	38,843
Other assets	1,480	14,556
Cash and cash equivalents	150,851	321,754
Total current assets	183,893	379,383
Prepaid expenses	175,185	165,520
Total assets	4,326,236	4,421,127
NET EQUITY AND LIABILITIES		
Net equity	1,434,695	1,134,541
Accruals		
Pensions and similar obligations	3,687	3,750
Other accruals	35,999	24,013
Total accruals	39,686	27,763
Liabilities		
Loans and other borrowings	2,035,158	2,428,879
Trade accounts payable	437,868	449,821
Payables to affiliated companies	264,737	271,971
Other liabilities	55,544	39,214
Total liabilities	2,793,307	3,189,884
Deferred income	58,548	68,940
Total net equity and liabilities	4,326,236	4,421,127

Intangible Assets

Intangible assets decreased 3.5% from €2,898,228 thousand on 31December 2000 to €2,800,046 thousand on 30 June 2001. This decrease is primarily due to the continued amortization of goodwill and customer relationships.

Cash and cash equivalents

Cash and cash equivalents increased 53.1% from €150,851 thousand on 31December 2000 to €321,754 thousand on 30 June 2001. This change is primarily a reflection of the increase in cash from the completed offering of €300 Million of cash pay, Senior Notes that carry a coupon rate of 14 $^{1}/_{8}$% and mature in 10 years.

Net equity

Total net equity decreased by 26.5% after subtracting from equity the amount of cumulative net operating losses.

Loans and Other Borrowings

Total loans and other borrowings increased 16.2% from €2,035,158 thousand on 31December 2000 to €2,428,879 thousand on 30 June 2001. This increase is the result of:

- the sale of €300,000 thousand Senior Notes,
- an increase in the recorded face value of the $400,000 thousand Senior Notes and the $325,000 thousand Senior Discount Notes to reflect the change in the value of the euro relative to the U.S. Dollar, and
- continued interest accretion related to the $325,000 thousand Senior Discount Notes and the €250,000 thousand Deferred Purchase Obligation.

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Disclosures about Market Risk

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the euro relative to the U.S. dollar. Debt obligations, such as the $400 million Senior Notes and the $325 million Senior Discount Notes, which are denominated in U.S. dollars, expose us to risks associated with changes in the exchange rate between the U.S. dollar and the euro, our functional currency. At 30 June 2001, approximately €682.7 million of our indebtedness was denominated in U.S. dollars. Decreases in the value of the euro relative to the U.S. dollar will increase the cost in euro of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the euro relative to the U.S. dollar will also result in foreign exchange losses as the euro value of our foreign currency denominated indebtedness is increased.

A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates at the beginning of the quarter would have resulted in additional interest expense of approximately €1.8 million during the period, reflecting the increased costs in euro of servicing our foreign currency denominated indebtedness held at 30 June 2001. Such a change would also have resulted in an estimated foreign exchange loss of approximately €75.9 million, reflecting the increased value in euro of our foreign currency denominated indebtedness held at 30 June 2001.

Interest Rate Risk

We are exposed to changes in interest rates primarily through our long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. Our debt service obligations under such indebtedness will fluctuate as interest rates change. Therefore, our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt. As of 30 June 2001, approximately 48% of our outstanding debt had fixed interest rates and 52% had variable interest rates. At 30 June 2001, we had outstanding debt of approximately €2,518 million, excluding capital lease obligations, of which approximately €1,310 million bore interest at floating rates of interest.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at 30 June 2001 would have resulted in additional interest expense of approximately €2.6 million for the period. We have entered into transactions to hedge our risk in respect of €255 million principal amount of our debt bearing interest at a floating rate. However, we remain exposed to interest rate risk in respect of our remaining debt bearing interest at a floating rates.

For fixed rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flows. We do not currently have any obligation to prepay fixed rate debt prior to maturity, and as a result, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt.

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Statement of Operations

(all amounts in thousands of euro unless otherwise stated)

	July 1 to September 30, 2001
Net revenue and other operating income	95,420
Own capitalized costs	10,364
	105,784
Services purchased	(15,754)
Personnel costs	(18,041)
Depreciation and amortization	(78,952)
Other operating expenses	(35,607)
Financial income (expense), net	(84,790)
Income (loss) before taxes	(127,360)
Taxes	-
Net income (loss)	(127,360)
Net equity, beginning of period	1,113,786
Net loss of the period	(127,360)
Other changes in equity	(0)
Net equity, end of period	986,425

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Balance Sheet
(all amounts in thousands of euro unless otherwise stated)

	As of 30 September 2001
ASSETS	
Noncurrent assets	
Intangible assets, net of accumulated amortization	2,759,469
Plant and equipment, net of accumulated depreciation	1,222,890
Total noncurrent assets	3,982,359
Current assets	
Inventories	11,590
Trade accounts receivable, net	48,051
Other assets	4,638
Cash and cash equivalents	258,690
Total current assets	322,969
Prepaid expenses	175,306
Total assets	4,480,634
NET EQUITY AND LIABILITIES	
Net equity	986,425
Accruals	
Pensions and similar obligations	3,750
Other accruals	114,817
Total accruals	118,566
Liabilities	
Loans and other borrowings	2,500,528
Trade accounts payable	464,168
Payables to affiliated companies	279,233
Other liabilities	75,964
Total liabilities	3,319,894
Deferred income	55,744
Total net equity and liabilities	4,480,630

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Cash Flow Statement

(all amounts in thousands of euro unless otherwise stated)

	July 1 to September 30, 2001
Net loss	(127,360)
Depreciation and amortization	78,952
Interest on capital lease	7,629
Amortization of discount on Senior Discount Notes	7,436
Interest accrued	37,835
Foreign Currency translation losses on long-term debt	(50,724)
Change in pension accruals	-
Increase (Decrease) in other accruals	90,803
(Increase)/Decrease in trade accounts receivable	(9,208)
(Decrease)/Increase in trade accounts payable	14,347
Increase/(Decrease) in deferred income	(22,981)
(Increase)/Decrease in inventory	(7,360)
Other changes	9,918
Net cash provided (used) by operating activities	29,287
Purchase of noncurrent assets	(183,555)
Net cash used in investing activities	(183,555)
Other changes in equity	5
Inflows from bond issues and borrowing	100,360
Outflows from payment for capital lease	(9,161)
Net cash from financing activities	91,204
Net increase (decrease) in cash and cash equivalents	(63,064)
Cash and cash equivalents, at beginning of period	321,754
Cash and cash equivalents, at end of period	258,690
Liquid assets in balance sheets and cash equivalents	
Cash at end of period	258,690
Cash equivalents at end of period	-
Total Cash and cash equivalents at end of period	258,690

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Management Commentary

During the third quarter the business continued to achieve consistent revenue generation from the basic cable business. In accordance with the business plan, we have incurred additional expenses related to the expansion of the business in preparation for the launch of new products and services during the fourth quarter of 2001. The resulting EBITDA performance, although lower than the second quarter, continues on plan and consistent with our expectations.

Leading up to our service launch, the employment base continued to increase. By the end of September we had a total permanent staff of approximately 1,700, representing and increase of more than 1,000 from the time we acquired the business in July 2000. This growth has been concentrated in the areas of customer care, direct sales and new product installers.

The network upgrade process, involving our own staff working in cooperation with the Nortel consortium, continues to perform according to plan. By the end of September approximately 440,000 homes have been upgraded. Additionally, upgrade activities are underway, and on-track for year-end completion, for 587,000 more homes.

IT systems development and implementation continues on schedule. All of our, approximately 1.3 million, directly billed customers have been migrated from SMARDIS into the billing system, Cablemaster. This major conversion was achieved with minimal customer impact. The Cablemaster system has also been fully configured and tested for its use as the single billing system for all cable TV, Internet and telephony subscribers.

The most significant event in the third quarter was the closing of the acquisition of the Baden-Württemberg cable business from Deutsche Telekom in a transaction which values the Baden-Württemberg business at €1.613 billion. This acquisition is financed separately from our Nordrhein-Westfalen business. There are approx 4.8 million homes and businesses in Baden-Württemberg with around 3.23 million passed by the cable network today. The Baden-Württemberg business has 2.22 million analogue cable TV subscribers. Our plan in Baden-Württemberg is the same as for Nordrhein-Westfalen – to upgrade the network and offer telephone, Internet and digital TV services to homes and businesses.

On September 10th we announced an agreement to acquire DeTeKS, the third largest professional provider in our regions from Deutsche Telekom. DeTeKS has 170,000 subscribers in Nordrhein-Westfalen and the transaction value is €102 million or €600 per sub. We have also acquired 36,000 DeTeKS minority subs for €8 million. This transaction will be financed with €50 million of senior debt from our €2.9 billion Nordrhein-Westfalen Senior Credit Facility and €67 million of equity. Of the equity portion, €37 million is in cash from our Callahan Germany majority shareholders and the balance of €30 million is in contributed equity from Deutsche Telekom.

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Overview of Key Results

(all amounts in thousands of euro unless otherwise stated)

	Quarter Ending				Nine Months Ending			
	30-Jun-01	30-Sep-01	Diff B/(W)	Diff %	30-Sep-00	30-Sep-01	Diff B/(W)	Diff %
Revenue and other operating income	92,716	95,420	2,703	2.9%	268,577	280.299	11.722	4.4%
Own capitalized costs	8,177	10,364	2,187	26.7%	3,986	29,032	25,046	628.4%
Total	100,894	105,784	4,890	4.8%	272,563	309,332	36,769	13.5%
Services purchased	(14,862)	(15,754)	(891)	6.0%	(62,781)	(47,232)	15,549	-24.8%
Personnel costs	(12,540)	(18,041)	(5,501)	43.9%	(26,479)	(41,041)	(14,562)	55.0%
Other operating expenses	(31,865)	(35,607)	(3,742)	11.7%	(61,253)	(93,617)	(32,364)	52.8%
Total	(59,268)	(69,402)	(10,134)	17.1%	(150,513)	(181,890)	(31,377)	20.8%
EBITDA	**41,626**	**36,382**	**(5,244)**	**-12.6%**	**122,050**	**127,442**	**5,392**	**4.4%**
Depreciation and amortization	(78,317)	(78,952)	(635)	0.8%	(118,411)	(234,238)	(115,827)	97.8%
EBIT	**(36,691)**	**(42,570)**	**(5,879)**	**-16.0%**	**3,639**	**(106,796)**	**(110,435)**	**-3034.8%**
Financial income (expense), net	(131,818)	(84,790)	47,028	-35.7%	(182,487)	(320,719)	(138,232)	-75.7%
Profit (loss) before taxes	**(168,509)**	**(127,360)**	**41,149**	**24.4%**	**(178,848)**	**(427,515)**	**(248,667)**	**139.0%**
Taxes	-	-	-	0.0%	(397)	-	397	-100.0%
Net profit (loss)	**(168,509)**	**(127,360)**	**41,149**	**24.4%**	**(179,245)**	**(427,515)**	**(248,270)**	**138.5%**

The financial information for the quarters ending 30 June 2001 and 30 September 2001 included in the table above and the discussion set forth below, are derived from the unaudited consolidated financial statements of Callahan Nordrhein-Westfalen GmbH and Subsidiaries for the periods then ended.

Revenue and other operating income

Revenue and other operating income for the period consisted of cable television revenue, program and other revenue and other operating income. From 2000 to 2001 and from the quarter ending 30 June 2001 to the quarter ending 30 September 2001, *revenue and other operating income* increased due to a combination of factors, including:

- an increase in cable television revenue as a result of an increase in the number of subscribers,
- additional program and other revenue resulting from an increase in fees for content distribution, and
- an increase in revenues earned by MSG Media Services, which resulted from growth in the number of subscribers who subscribed to such services.

Own capitalized costs

Own capitalized costs include personnel, material and overhead costs capitalized during construction. The 628.4% increase from 2000 to 2001 and the 26.7% increase from the quarter ending 30 June 2001 to the quarter ending 30 September 2001, are due to the significant work performed in connection with the planning and upgrade of the cable network.

Services purchased

Services purchased include network infrastructure costs, expenses related to billing and accounts receivable management services, and costs of other services purchased.

From the quarter ending 30 June 2001 to the quarter ending 30 September 2001, the cost of *services purchased* increased by 6.0% as a result of additional costs for network infrastructure maintenance and information systems operations, both associated with the preparation of the business for the launch of new products and services.

From 2000 to 2001, the cost of *services purchased* decreased by 24.8% as portions of the activities associated with marketing, IT development, and L4 sales activity were performed by internal resources rather than being purchased externally. The resulting increase in internal costs for performing these activities is reflected in *"Other operating expenses."*

Personnel costs

Personnel costs include all expenses associated with salaries and other employee benefits, including retirement benefits, as well as social security and pension costs.

From 2000 to 2001, and from the quarter ending 30 June 2001 to the quarter ending 30 September 2001, *personnel costs* increased as a result of overall employment growth associated with the expansion of the business primarily in the areas of customer care, sales and operations.

Other operating expenses

Other operating expenses include sales and marketing expenses, costs relating to digital network services, copyright license fees and miscellaneous other operating expenses. Sales and marketing expenses include customer acquisition fees, costs related to the provision of customer services and other related expenses from arrangements with Deutsche Telekom or its subsidiaries. The costs of digital network services represent our pro rata portion of 85% of MSG Media Services' costs of providing digital transmission services which are allocated based upon the number of homes passed in Nordrhein-Westfalen, as compared to the number of homes passed in the other regions. Copyright license fees consist of fees paid for the transmission over our network of copyrighted content. Miscellaneous other operating expenses include, among other things, rental and leasing expenses, postal charges, consulting, travel and other expenses.

From 2000 to 2001 and from the quarter ending 30 June 2001 to the quarter ending 30 September 2001, *other operating expenses* increased by 52.8% and 11.7%, respectively, as a result of a combination of factors, including:

- The increased use of contracted personnel to support the network upgrade and the implementation of the long-term business strategy.
- An increase in MSG Media Services' costs resulting from the increase in the number of subscribers to MSG Media Services' digital services. This increase in cost is in line with a corresponding increase in net revenue.
- Increases in internal costs incurred for marketing, brand development, IT system development and L4 sales activity that are all related to the growth of the business in preparation for the launch of new products and services.

Depreciation and amortization

Depreciation and amortization expenses increased 97.8% from 2000 to 2001 due to the allocation, to goodwill and customer relationships, of the excess of the acquisition purchase price over the carrying value of acquired net assets, and to the increase in capital expenditures to upgrade our network.

Financial income (expense), net

Financial income (expense), net increased from €(182.5) million in 2000 to €(320.7) million in 2001. This increase in financial expense is related to the additional indebtedness incurred to finance the acquisition and the upgrade of the network. Financial expense decreased by 35.7%, from the quarter ending 30 June 2001 to the quarter ending 30 September 2001, due to provisions made for foreign currency exchange gains on U.S. Dollar denominated liabilities resulting from favorable changes in the currency exchange rate.

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Balance Sheet Comparison and Summary of Changes

(all amounts in thousands of euro unless otherwise stated)

	Period Ending	
	31-Dec-00	**30-Sep-01**
ASSETS		
Noncurrent assets		
Intangible assets, net of accumulated amortization	2,898,228	2,759,469
Plant and equipment, net of accumulated depreciation	1,068,930	1,222,890
Total noncurrent assets	3,967,158	3,982,359
Current assets		
Inventories	-	11,590
Trade accounts receivable, net	31,562	48,051
Other assets	1,480	4,638
Cash and cash equivalents	150,851	258,690
Total current assets	183,893	322,969
Prepaid expenses	175,185	175,306
Total assets	4,326,236	4,480,634
NET EQUITY AND LIABILITIES		
Net equity	1,434,695	986,425
Accruals		
Pensions and similar obligations	3,687	3,750
Other accruals	35,999	114,817
Total accruals	39,686	118,566
Liabilities		
Loans and other borrowings	2,035,158	2,500,528
Trade accounts payable	437,868	464,168
Payables to affiliated companies	264,737	279,233
Other liabilities	55,544	75,964
Total liabilities	2,793,307	3,319,894
Deferred income	58,548	55,744
Total net equity and liabilities	4,326,236	4,480,630

Callahan Nordrhein-Westfalen GmbH and Subsidiaries
Consolidated Unaudited Financial Statements

Balance Sheet Comparison and Summary of Changes

Intangible assets

Intangible assets decreased 5.0% from €2,898,228 thousand on 31December 2000 to €2,759.469 thousand on 30 September 2001. This decrease is primarily due to the continued amortization of goodwill and customer relationships.

Plant and equipment

Plant and equipment increased 12.6% from €1,068,930 thousand on 31December 2000 to €1,222,890 thousand on 30 September 2001. This increase is the result of investments made to upgrade the existing cable network and to develop systems to support the introduction of new products and services.

Cash and cash equivalents

Cash and cash equivalents increased 41.7% from €150,851 thousand on 31December 2000 to €258,690 thousand on 30 September 2001. This change is primarily a reflection of the increase in cash from the completed offering of €300 Million of cash pay, Senior Notes that carry a coupon rate of 14 $^{1}/_{8}$% and mature in 10 years.

Net equity

Total net equity decreased by 45.4% after subtracting, from equity, the amount of cumulative net operating losses.

Loans and Other Borrowings

Total loans and other borrowings increased 18.6% from €2,035,158 thousand on 31December 2000 to €2,500,528 thousand on 30 September 2001. This increase is the result of:

- the sale of €300,000 thousand Senior Notes,
- an increase in the recorded face value of the $400,000 thousand Senior Notes and the $325,000 thousand Senior Discount Notes to reflect the change in the value of the euro relative to the U.S. Dollar,
- continued interest accretion related to the $325,000 thousand Senior Discount Notes and the €250,000 thousand Deferred Purchase Obligation, and
- an additional advance of €100,000 thousand from the €2.9bn Senior Credit Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLAHAN NORDRHEIN-WESTFALEN GMBH

By: Dino R. Onofrio
Name: Dino R Onofrio
Title: Vice-President, Finance

Date: February 1, 2002